Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the
Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2020

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary
obligations during the quarter:

Summary information in respect of purchases and sales of
ADB's primary obligations in the fourth quarter of 2020 is set out
in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 December
2020 have not been approved by the ADB's Board of Directors
but will be provided following approval.

(3) Copies of any material modifications or amendments during
such quarter of any exhibits previously filed with the
Commission under any statute:

There were no material modifications or amendments of any
exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2020

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1470_AUDM029_00_1	5-Nov-20	5-May-26	AUD750mn 0.50% Notes due 5 May 2026	AUD	750,000,000.00
1475_GMTN1194_00_2	25-Nov-20	25-Nov-35	AUD70mn 1.47% Notes due 25 November 2035	AUD	70,000,000.00
1483_GMTN1199_00_2	7-Dec-20	7-Dec-35	AUD65mn 1.60% Callable Notes due 7 December 2035	AUD	65,000,000.00
			AUD TOTAL		**885,000,000.00**
1473_GMTN1192_00_2	24-Nov-20	5-Dec-24	BRL139.04mn 4.05 per cent. Notes due 5 December 2024 payable in United States dollars	BRL	139,040,000.00
			BRL TOTAL		**139,040,000.00**
1325_GMTN1049_05_1	28-Oct-20	5-Mar-24	CNY200mn 2.90% Notes due 5 March 2024	CNY	200,000,000.00
1325_GMTN1049_06_1	3-Nov-20	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1325_GMTN1049_07_1	23-Nov-20	5-Mar-24	CNY100mn 2.90% Notes due 5 March 2024	CNY	100,000,000.00
1325_GMTN1049_08_1	7-Dec-20	5-Mar-24	CNY200mn 2.90% Notes due 5 March 2024	CNY	200,000,000.00
1388_GMTN1107_02_2	4-Dec-20	16-Jan-23	CNY150mn 2.715% Notes due 16 January 2023	CNY	150,000,000.00
1469_GMTN1186_00_2	29-Oct-20	29-Apr-23	CNY100mn 2.375% Notes due 29 April 2023	CNY	100,000,000.00
1485_GMTN1202_00_2	1-Dec-20	1-Dec-25	CNY48mn 2.50% Notes due 1 December 2025	CNY	48,000,000.00
			CNY TOTAL		**898,000,000.00**
1468_GMTN1185_00_1	28-Oct-20	28-Oct-27	GBP750mn .25% Notes due 28 October 2027	GBP	750,000,000.00
			GBP TOTAL		**750,000,000.00**
1467_GMTN1184_00_2	30-Oct-20	1-Nov-21	GHS100mn 15.0% Notes due 1 November 2021 payable in United States dollars	GHS	100,000,000.00
			GHS TOTAL		**100,000,000.00**
1474_GMTN1193_00_2	16-Nov-20	17-Nov-21	HKD300mn 0.035% Notes due 17 November 2021	HKD	300,000,000.00
1490_GMTN1207_00_2	8-Dec-20	8-Dec-22	HKD300mn 0.17% Notes due 8 December 2022	HKD	300,000,000.00
1492_GMTN1209_00_2	16-Dec-20	16-Dec-22	HKD300mn 0.15% Notes due 16 December 2022	HKD	300,000,000.00
1494_GMTN1208_00_2	16-Dec-20	17-Dec-21	HKD100mn 0.025% Notes due 17 December 2021	HKD	100,000,000.00
1495_GMTN1211_00_2	21-Dec-20	22-Dec-21	HKD100mn 0.02% Notes 22 December 2021	HKD	100,000,000.00
			HKD TOTAL		**1,100,000,000.00**
1487_GMTN1203_00_2	27-Nov-20	26-May-22	JPY2.412bn 1.30% Callable Dual Currency Notes due 26 May 2022	JPY	2,412,000,000.00
			JPY TOTAL		**2,412,000,000.00**
1480_GMTN1187_00_1	18-Nov-20	22-Oct-22	KZT3.875bn 10.12% per cent. Amortizing Notes due 22 October 2022	KZT	3,875,505,000.00
1481_GMTN1188_00_1	18-Nov-20	22-Jan-23	KZT10.097bn 10.10% Amortizing Notes due 22 January 2023	KZT	10,097,018,000.00
			KZT TOTAL		**3,875,505,000.00**
1466_GMTN1183_00_2	21-Oct-20	21-Oct-25	NOK1bn 0.62 per cent. Notes 21 Oct 2025	NOK	1,000,000,000.00
			NOK TOTAL		**1,000,000,000.00**
1482_GMTN1189_00_1	23-Nov-20	22-Aug-23	PKR1.830bn 7.50 per cent. Notes due 22 August 2023 payable in United States dollars	PKR	1,830,000,000.00
			PKR TOTAL		**1,830,000,000.00**
1348_GMTN1072_05_2	16-Oct-20	8-Jul-26	SEK1bn 0.295% Notes due 8 July 2026	SEK	1,000,000,000.00
1461_GMTN1178_00_2	13-Oct-20	13-Oct-28	SEK500mn 0.29% Notes due 13 October 2028	SEK	500,000,000.00
			SEK TOTAL		**1,500,000,000.00**
1457_GMTN1174_00_2	2-Oct-20	4-Oct-21	TRY250mn 17.50% Notes due 4 October 2021	TRY	250,000,000.00
1464_GMTN1181_00_2	19-Oct-20	20-Oct-21	TRY250mn 14.50% Notes due 20 October 2021	TRY	250,000,000.00
1486_GMTN1201_00_2	25-Nov-20	26-Nov-21	TRY300mn 12.50% Notes due 26 November 2021		300,000,000.00
			TRY TOTAL		**800,000,000.00**
1465_GMTN1182_00_2	20-Oct-20	21-Oct-21	UAH300mn 10.0% Notes due 21 October 2021 payable in United States dollars	UAH	300,000,000.00
			UAH TOTAL		**300,000,000.00**
1459_GMTN1176_00_1	6-Oct-20	6-Oct-23	USD3bn 0.25% Global Notes due 6 October 2023	USD	3,000,000,000.00
1460_GMTN1177_00_1	6-Oct-20	8-Oct-30	USD1bn 0.7% Global Notes due 8 October 2030	USD	1,000,000,000.00
1476_GMTN1196_00_2	20-Nov-20	20-Nov-25	USD5mn 0.50% Callable Notes due 20 November 2025	USD	5,000,000.00
1477_GMTN1197_00_2	20-Nov-20	20-Nov-25	USD5mn 0.57% Callable Notes due 20 November 2025	USD	5,000,000.00
			USD TOTAL		**4,010,000,000.00**



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2020

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	1015_GMTN0759_00_2	13-Nov-20	13-Nov-20	AUD11.369mn Zero Coupon Notes due 13 November 2020	0.00	11,369,000.00
				AUD - TOTAL	0.00	11,369,000.00
CNY						
CNY	0824_GMTN0577_00_1	21-Oct-20	21-Oct-20	CNY1.2 bn 2.85% Notes due 21 October 2020	0.00	1,200,000,000.00
				CNY - TOTAL	0.00	1,200,000,000.00
HKD						
HKD	1298_GMTN1023_00_2	25-Oct-20	25-Oct-20	HKD115mn 2.65% Notes due 25 October 2020	0.00	115,000,000.00
HKD	1304_GMTN1029_00_2	5-Dec-20	5-Dec-20	HKD200mn 2.47% Notes due 05 December 2020	0.00	200,000,000.00
HKD	1380_GMTN1099_00_2	21-Nov-20	21-Nov-20	HKD100mn 1.76% Notes due 21 November 2020	0.00	100,000,000.00
				HKD - TOTAL	0.00	415,000,000.00
JPY						
JPY	1302_GMTN1027_00_2	25-Nov-20	25-Nov-20	JPY6.459bn 1.50% Callable Dual Currency Notes due 25 November 2020	0.00	6,459,000,000.00
JPY	1381_GMTN1100_00_2	27-Nov-20	27-Nov-20	JPY780mn 1.00% Callable Dual Currency Notes due 27 November 2020	0.00	780,000,000.00
JPY	1308_GMTN1033_00_2	17-Dec-20	17-Dec-20	JPY3.561bn 1.50% Callable Dual Currency Notes due 17 December 2020	0.00	3,561,000,000.00
				JPY - TOTAL	0.00	10,800,000,000.00
MXN						
MXN	1218_GMTN0947_00_2	30-Oct-20	30-Oct-20	MXN62mn 5.85% Notes due 30 October 2020	0.00	62,000,000.00
				MXN - TOTAL	0.00	62,000,000.00
TRY						
TRY	1219_GMTN0948_00_2	30-Oct-20	30-Oct-20	TRY328mn 9.90% Notes due 30 October 2020	0.00	328,000,000.00
TRY	1226_GMTN0955_00_2	21-Dec-20	21-Dec-20	TRY208MN 10.91% Notes due 21 December 2020	0.00	208,000,000.00
				TRY - TOTAL	0.00	536,000,000.00
USD						
USD	1300_GMTN1025_00_1	27-Nov-20	27-Nov-20	USD1bn 2.875% Global Notes due 27 November 2020	0.00	1,000,000,000.00
				USD - TOTAL	0.00	1,000,000,000.00
ZAR						
ZAR	1090_GMTN0827_00_2	6-Oct-20	6-Oct-20	ZAR100mn 7.20% Notes due 6 October 2020	0.00	100,000,000.00
ZAR	1373_GMTN1092_00_2	29-Oct-20	29-Oct-20	ZAR200mn 6.515% Notes due 29 October 2020	0.00	200,000,000.00
ZAR	1386_GMTN1105_00_2	14-Dec-20	14-Dec-20	ZAR300mn 6.77% Notes due 14 December 2020	0.00	300,000,000.00
				ZAR - TOTAL	0.00	600,000,000.00